MILBANK, TWEED, HADLEY & McCLOY LLP

LOS ANGELES

213-892-4000

FAX: 213-629-5063

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-69-71914-3400

FAX: 49-69-71914-3500

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

28 LIBERTY STREET NEW YORK, NY 10005-1413 212-530-5000 FAX: 212-530-5219 July 13, 2018

BEIJING

8610-5969-2700

FAX: 8610-5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SEOUL

822-6137-2600

FAX: 822-6137-2626

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

813-5410-2801

FAX: 813-5410-2891

SÃO PAULO

55-11-3927-7700

FAX: 55-11-3927-7777

William Demarest

Shannon Sobotka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Resorts International

Form 10-K for the fiscal year ended December 31, 2017

Form 10-Q for the quarterly period ended March 31, 2018

Filed March 1, 2018 and May 7, 2018, respectively

File No. 001-10362

Dear Mr. Demarest and Ms. Sobotka:

Enclosed for filing with the Securities and Exchange Commission on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated July 6, 2018. The Commission’s letter set forth a specific follow-up comment (the “Comment”) on the Company’s Form 10-Q for the quarterly period ended March 31, 2018.

Set forth below is the Company’s response to the Comment, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comment, the original comment is included at the beginning of the response.

MILBANK, TWEED, HADLEY & MCCLOY LLP

Mr. William Demarest

Ms. Shannon Sobotka

July 13, 2018

Form 10-Q for the quarterly period ended March 31, 2018

Financial Statements

Note 2 Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 7

1. We note your disclosure that as a result of the adoption of ASC 606 the company will allocate revenues related to goods and services provided to customers for free as an inducement to gamble based upon stand-alone selling price and that the promotional allowances line item has been removed. We further note the company has not disclosed their costs of providing these complimentaries, as it did on page 75 of its Form 10-K for the year ended December 31, 2017. Please tell us how you considered the disclosure of the cost of complimentaries by department upon the adoption of ASC 606, which was intended to enhance disclosures rather than diminish disclosure.

Prior to the adoption of ASC 606, the revenue for complimentaries provided to a gaming patron was recorded within the department fulfilling the complimentary with a corresponding offset to the promotional allowance line item. The estimated cost incurred for such complimentaries was reclassified from the department fulfilling the complimentary to casino expense, as the complimentaries were provided to incentivize gaming and considered a cost of the casino department. The Company therefore previously provided disclosure of the estimated cost of complimentaries that were reclassified from each department to casino expense. However, the industry’s historical practice of reclassifying the estimated cost incurred associated with complimentaries from the expense line of the department fulfilling the complimentary to the expense line of the department who granted the complimentary to the customer is not consistent with the treatment for the related revenue reported under ASC 606.

Upon adoption of ASC 606, the Company now allocates revenue to the complimentary good or service provided by the Company to gaming patrons as a separate performance obligation based upon stand-alone selling price to the corresponding department providing such good or service. Because of the allocation of transaction price to the department providing the good or service, we no longer reclassify the estimated cost of complimentaries to the casino department. Therefore, the estimated cost of complimentaries is no longer calculated for financial reporting purposes upon adoption of ASC 606. All costs incurred are presented in the financial statement line item that corresponds to the department that incurred such costs. As revenue is allocated to the department (and presented on the corresponding financial statement line item), and the classification of revenue and expense are consistent, we concluded that disclosure of the estimated cost of complimentaries by department does not provide useful or necessary information for the users of the financial statements to understand the total costs attributable to the individual departments and the departmental operating performance can be determined based on the information provided on the face of the financial statements. Finally,

MILBANK, TWEED, HADLEY & MCCLOY LLP

Mr. William Demarest

Ms. Shannon Sobotka

July 13, 2018

we do not believe other entities that provide free or discounted goods or services to customers as part of multiple element arrangements are separately disclosing the costs of such goods or services. Based on this, and because we no longer calculate the estimated costs of complimentaries (as the previously required reclassification is not required), we determined we should no longer disclose the cost of providing complimentaries.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller

Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood